24 March 2015

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye,


Sasol Limited Annual Report on Form 20-F for the Year Ended 30 June 2014 Filed 29 September 2014
File No. 1-31615

We refer to the comment letter, dated 23 February 2015, from the staff of the Division of Corporation Finance (the "Staff") relating to the Form 20-F of Sasol Limited (the "Company") for the year ended 30 June 2014. Set forth below in detail are the responses to the Staff's comment letter, which have been provided in each case following the text of the comment in the Staff's letter. The Staff is referred to the definitions contained in the Form 20-F for the year ended 30 June 2014.

1. In your letter to us dated May 15, 2012, you discussed contacts with Sudan and Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 20-F. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2012 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response
The Company does not have any operations in Syria or Sudan and is not contemplating investing in operations in these countries. The Company does not have any direct agreements, commercial arrangements, or other contacts with the governments of Sudan or Syria, nor, to our knowledge, with entities controlled by them.

Contacts with Sudan
Since 2011, neither the Company nor any of its affiliates, directly or through distributors, has sold any products to persons or entities located in Sudan. The Company and its affiliates do not currently have any offices, transactions, investments, activities or planned activities in Sudan, nor with any person or entity located in Sudan or any entity owned or controlled by any entity in Sudan.

Contacts with Syria
In 2012, the Company, directly through its affiliate, Sasol Olefins and Surfactants, sold chemical products to entities in Syria. These sales agreements were cancelled in 2012 with immediate effect, and the Company has not sold chemical products to Syria since then.

The Company has however, indirectly, through a joint venture domiciled in Egypt, sold de minimis paraffin wax, which is produced by the joint venture partner, to entities in Syria. Paraffin wax is used in the production of candles. With effect from October 2014, all sales of paraffin wax to Syria were discontinued.

None of these products were manufactured in the Company's US based operations, nor were any of these products sold by an entity incorporated in the US.

General
As of the date of this letter, the Company can confirm that it has no contact with Syria or Sudan. All sales agreements to entities in these regions have been discontinued.

2. Please discuss the materiality of any contacts with Sudan and Syria you described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.
As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do businesswith U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response
The following table illustrates our sales into Syria for the six months ended 31 December 2014 and for the years ended 30 June 2014, 2013 and 2012, expressed in South African Rand (ZAR) and as a percentage of total group revenue.


			Half year	Full year	Full year	Full year
			2014*		2014		2013		2012
			R' million	R' million	R' million	R' million
Syria			4		8		3		10
Total group revenue	99 837		202 683		169 891		159 114
% of group revenue	0,004%		0,004%		0,002%		0,006%

* For the period 1 July 2014 to October 2014.

Based on the above, the revenues generated by these products do not constitute a material portion of group revenue. The Company did not have any associated assets or liabilities, except for the related trade receivables associated with the revenue generated above, which is not material. The Company does not believe that a reasonable investor would consider Sasol's past interests and activities in Syria to be a material investment risk, either from an economic, financial or reputational point of view, given their extremely limited extent and nature and discontinuation of sales agreements since October 2014.

Although the Company cannot predict future interpretations of sanction provisions and/or implementation policies of governments, we believe that our activities, as mentioned above, do not infringe any current U.S. or European
Union sanctions and United Nations resolutions. The
Company continues to evaluate the risk and implications of sanctions on our activities, and we have implemented measures to ensure that the Company, and in particular our U.S. employees, investors and subsidiaries of the group do not violate U.S.
sanction legislation.

We acknowledge that:
- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's review of the Form 20-F for the year ended 30 June 2014. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3435. My email address is paul.victor@sasol.com.


Yours faithfully


/s/ Paul Victor 		/s/ Bongani Nqwababa
Paul Victor			Bongani Nqwababa
Group Financial Controller	Chief Financial Officer


Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486
Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111  Facsimile +27 (0)11 788 5092
www.sasol.com

Directors:  MSV Gantsho  (Chairman) DE Constable
(President & Chief Executive Officer)(Canadian) C Beggs
HG Dijkgraaf (Dutch)  VN Fakude (Executive)  NNA Matyumza
IN Mkhize  ZM Mkhize  MJN Njeke  B Nqwababa (Executive)
PJ Robertson (British and American) JE Schrempp (German)
S Westwell (British)

Company Secretary: VD Kahla